

Mail Stop 3561

March 4, 2009

Mr. Ara Zartarian, President and Chief Executive Officer
Marani Brands, Inc.
13151 Raymer Street, Suite 1A
North Hollywood, California 91605

> **Re: Marani Brands, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **File No. 333-123176**

Dear Mr. Zartarian:

We have reviewed your filing and have the following additional comments, which were inadvertently omitted from our previous letter dated February 19, 2009.

Exhibits, page 25

1. Please file the Exclusive Distribution Agreement as an exhibit. We also note the letter of intent. Please tell us why you have not filed the letter of intent.

Signatures, page 26

2. Please include the signature of your controller or principal accounting officer as required by Form 10-KSB. See Instruction C(2) to Form 10-KSB. If your Controller or Principal Accounting Officer has signed the Form 10-KSB, but the signature page does not indicate that the person signing occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction C(2) to Form 10-KSB.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding these comments may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell, who supervised the preparation of your filing, at 202 551-3357.

Sincerely,

John Reynolds
Assistant Director